INVESTMENT MANAGEMENT
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VOYA®

(k)(5)(b)

July 1, 2022

Voya Credit Income Fund (formerly, Voya Senior Income Fund)

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Credit Income Fund (formerly, Voya Senior Income Fund, the "Fund"), intending to be legally bound hereby, VIL, the investment manager to the Fund, agrees that, from July 1, 2022 through July 1, 2023, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

Name of Fund		Maximum Operating Expense Limit
(as a percentage of managed and average net assets)
	Class A	Class C	Class I	Class T	Class W

	0.80% of	0.80% of	0.80% of	0.80% of	0.80% of
	Managed	Managed	Managed	Managed	Managed
Voya Credit Income Fund	Assets1	Assets1	Assets1	Assets1	Assets1
(formerly, Voya Senior Income	plus	plus	plus	plus	plus
Fund)
	0.45% of	0.95% of	0.20% of	0.45% of	0.20% of
	average daily	average daily	average daily	average daily	average daily
	net assets	net assets	net assets	net assets	net assets

We are willing to be bound by this letter agreement to lower our fees for the period from July 1, 2022 through July 1, 2023. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply. VIL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and

(2)it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future. This letter agreement shall terminate upon termination of the ELA.

1Managed Assets are defined as the Fund's average daily gross asset value, minus the sum of the Fund's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund and the liquidation preference of any outstanding preferred shares).

July 1, 2022

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of the Fund.

Very sincerely,

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Credit Income Fund (formerly, Voya Senior Income Fund)

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized